July 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Alan Campbell
Ada D. Sarmento
Angela Connell
Jenn Do

Re:	Immuneering Corporation
Registration Statement on Form S-1 (File No. 333-257791)
Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Immuneering Corporation’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on July 29, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representatives of the underwriters, we have distributed approximately 2,136 copies of the preliminary prospectus, dated July 26, 2021, through the date hereof.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Signature Page to UW Acceleration Request]